Filed by MTGE Investment Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MTGE Investment Corp.

File No.: 001-35260

MTGE Investment Corp. Announces Record Date and Other Information Regarding a Short Period Dividend Expected to be Declared on Shares of Common Stock in Connection with Acquisition by Annaly Capital Management, Inc.

BETHESDA, Md., August 21, 2018 /PRNewswire/ — MTGE Investment Corp. (“MTGE” or the “Company”) (Nasdaq: MTGE) announced that in accordance with the terms of the merger agreement by and between the Company, Annaly Capital Management, Inc. (NYSE:NLY) (“Annaly”) and Mountain Merger Sub Corporation, dated as of May 2, 2018 (the “Merger Agreement”), the Company expects to pay a cash dividend on shares of its common stock for the period from June 29, 2018 through September 6, 2018, subject to completion of the exchange offer initiated by Annaly under the Merger Agreement.

Common Stock Dividend

In accordance with the terms of the Merger Agreement, the Company expects to pay a dividend of $0.38043 per common share for the period from June 29, 2018 through September 6, 2018, which is the business day before the expected closing of the exchange offer, which is currently scheduled to expire at 7:00 a.m. Eastern Time on September 7, 2018. The dividend is expected be paid on September 7, 2018, to stockholders of record as of 5:00 p.m. on August 31, 2018, with an ex-dividend date of August 30, 2018, subject to completion of the exchange offer. A stockholder who tenders into the exchange offer will be entitled to receive the foregoing dividend. The payment of the dividend is subject to the approval of the Company’s Board of Directors and the completion of the exchange offer, which is subject, among other things, to the tender of a number of shares of MTGE common stock sufficient to cause the minimum condition to be satisfied in accordance with the terms of the Merger Agreement. If the exchange offer is extended beyond September 7, 2018, the dividend amount, record date and payment date would be expected to be adjusted pursuant to the Merger Agreement to provide MTGE stockholders of record four business days prior to the closing of the exchange offer a prorated dividend based on MTGE’s most recent quarterly dividend amount.

For further information or questions, please contact Investor Relations at (301) 968-9220 or IR@MTGE.com.

About MTGE Investment Corp.

MTGE Investment Corp. is a real estate investment trust that invests in and manages a leveraged portfolio of agency mortgage investments, non-agency mortgage investments and other real estate-related investments. The Company is externally managed and advised by MTGE Management, LLC, an affiliate of AGNC Investment Corp. (Nasdaq: AGNC). For further information, please refer to www.MTGE.com.

Forward-Looking Statements

This press release includes forward-looking statements. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. Similarly, statements herein that describe the proposed transaction, including its financial and operational impact, and other statements of management’s beliefs, intentions or goals also are forward-looking statements. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Annaly or MTGE stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to the ability of the parties to consummate the proposed transaction on a timely basis or at all and the satisfaction of the conditions precedent to consummation of the proposed transaction, including a majority of outstanding shares of MTGE’s common stock being validly tendered in the Exchange offer; business disruption following completion of the proposed transaction; and the other risks and important factors contained and identified in Annaly’s and MTGE’s filings with the Securities and Exchange Commission (the “SEC”), including their respective Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, any of which could cause actual results to differ materially from the forward-looking statements. The forward-looking statements included in this Form 8-K are made only as of the date hereof. Neither Annaly nor MTGE undertakes any obligation to update the forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Additional Information about the Exchange Offer by Annaly Capital Management, Inc.

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the exchange offer materials that Annaly and its merger subsidiary have filed with the SEC. Annaly and its merger subsidiary have filed a tender offer statement on Schedule TO, Annaly has filed a registration statement on Form S-4 and MTGE has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT CONTAIN IMPORTANT INFORMATION. MTGE STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF MTGE SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The exchange offer, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, are available to all holders of MTGE common stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement are available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Annaly’s Investor Relations department at 1-888-8Annaly (1-888-826-6259). In addition to the exchange offer, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, Annaly and MTGE file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Annaly and MTGE at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Annaly’s and MTGE’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Contact

Investor Relations—(301) 968-9220

SOURCE MTGE Investment Corp.